UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 5, 2004

COOPER TIRE & RUBBER COMPANY
(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-4329	34-4297750
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Lima Avenue, Findlay, OH	45840
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 423-1321

(Former Name or Former Address, if Changed Since Last Report)

ITEM 7. EXHIBITS

Designation of Exhibits in this Report	Description of Exhibit
99	News Release dated February 5, 2004

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We are furnishing our earnings release dated February 5, 2004 that is filed as Exhibit 99 as part of this Form 8-K.

In the attached news release, management has provided information for both actual results computed on the basis of generally accepted accounting principles and as adjusted to eliminate restructuring costs. Management believes the presentation of results adjusted for restructuring costs provides useful information to enable it and investors to evaluate the results of operations more effectively since restructuring charges do not occur in each reporting period and can differ dramatically in amounts based on the size of restructuring initiatives undertaken at different times.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


COOPER TIRE & RUBBER COMPANY

By: /s/ James E. Kline
     James E. Kline
     Vice President
     General Counsel
     and Corporate Secretary


Date: February 5, 2004